PRESS RELEASE

CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE May 8, 2008

CANADIAN ZINC CORPORATION ANNOUNCES NORMAL COURSE ISSUER BID

Vancouver, British Columbia, May 8, 2008 – Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the "Company" or "Canadian Zinc") announces that it intends to conduct, subject to regulatory approval, a normal course issuer bid (the "Bid") pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company (the "Shares"), representing approximately 4.1% of the issued and outstanding shares of the Company of 120,685,063 as at May 1, 2008.

The Company is of the view that the recent market prices of the Shares do not properly reflect the underlying value of the Company's assets. No insiders of the Company intend to participate in the Bid.

The Company intends to commence the Bid on or about May 13, 2008 and terminate the Bid on or about May 12, 2009. Pursuant to TSX policies, daily purchases made by the Company may not exceed 44,876 shares, which is 25% of the average daily trading volume of 179,505 Shares on the TSX over the past six months, subject to certain prescribed exceptions. Purchases pursuant to the Bid will be made from time to time through the facilities of the Toronto Stock Exchange. Shares purchased will be paid for with cash available from the Company's working capital, which at March 31, 2008, was approximately $27 million. All Shares purchased pursuant to the Bid will be cancelled and returned to treasury.

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek (lead/zinc/silver) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit that is defined by a recently completed NI 43-101 compliant report which calculates a Measured and Indicated mineral resource in the Vein and Stratabound deposits of 5.2 million tonnes grading 11.4% Zn, 10.9% Pb, 176 g/t Ag and 0.3% Cu along with an open ended Inferred resource of 5.5 million tonnes of 13.5% Zn, 11.4% Pb, 215 g/t Ag and 0.5% Cu. [Technical Report NI 43-101 – David M. Stone, Minefill Services, Inc., Qualified Person, October 2007 filed on SEDAR].

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com